PILLSBURY WINTHROP SHAW PITTMAN LLP
2475 HANOVER STREET
PALO ALTO, CALIFORNIA 94304
December 9, 2008
VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL
Mr. Daniel F. Duchovny, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561
Re:	eTelecare Global Solutions, Inc. Amended Schedule 14D-9 File No. 005-82854 Filed November 25, 2008

eTelecare Global Solutions, Inc. Schedule 13E-3 File No. 005-82854 Filed November 10, 2008
Dear Mr. Duchovny:
On behalf of eTelecare Global Solutions, Inc. (the “Company”) and in response to the letter dated December 3, 2008 received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), set forth below is the Company’s response to the Staff’s comments contained in its letter. The Staff’s comments were made in response to the Company’s filing of the above referenced Amendment No. 1 to Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9 Amendment No. 1”).
This letter, the Company’s Amendment No. 2 to the above referenced Rule 13E-3 Transaction Statement (the “Schedule 13E-3 Amendment No. 2”) and the Company’s Amendment No. 2 to the Schedule 14D-9 Amendment No. 1 (the “Schedule 14D-9 Amendment No. 2”) are being filed with the Commission electronically via the EDGAR system today. In addition to the EDGAR filings, we are delivering a hard copy of this letter, along with a courtesy copy of the Amendment No. 1 to the above referenced Rule 13E-3 Transaction Statement filed on December 3, 2008 (the “ Schedule 13E-3 Amendment No. 1”), the Schedule 13E-3 Amendment No. 2 marked to indicate changes from the Schedule 13E-3 Amendment No. 1 and the Schedule 14D-9 Amendment No. 2 marked to indicate changes from the Schedule 14D-9 Amendment No. 1 filed on November 25, 2008.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of the Company.
Schedule 13E-3
1.	Please file an amendment to the original Schedule 13E-3 to reflect the revisions made in response to our prior comment letter.
Response: The Company respectfully submits that it has filed an amendment to the original Schedule 13E-3 to reflect the revisions made in response to the Staff’s prior comment letter. In addition, the Company has filed an amendment to reflect the revisions made in response to the comment letter received on December 3, 2008.
Amended Schedule 14D-9
Reasons for the Recommendation, page 19
2.	We reissue comment 14. Your reference to the annual and quarterly reports does not provide the required disclosure completely. Please revise.
Response: The requested disclosure has been added.
Opinion of Morgan Stanley, page 24
3.	We reissue comment 20 as it addressed the “Equity Research Analysts’ Price Targets” analysis and the discounted cash flows analysis.
Response: The requested disclosure has been added.
4.	We reissue comment 21. As to the price targets used in the Equity Research Analysts’ Price Targets analysis, disclose each price target instead of the range of price targets. As to the Comparable Companies Trading, the Discounted Cash Flow, the precedent Transactions and the Theoretical Leveraged Buyout analyses show how Morgan Stanley used the data to arrive at the implied per share values disclosed.
Response: The requested disclosure has been added.
5.	Refer to the Comparable Companies Trading analysis. Please explain why the range of aggregate values to EBITDA and the range of price to estimated earnings per share for the comparable companies is narrower than the values listed in response to prior comment 21. We note that each range includes fewer comparable company multiples than those left outside the range. We note a similar pattern in the Precedent Transaction analysis.
Response: The requested disclosure has been added.
* * * * *

On behalf of the Company, we confirm that in connection with responding to the Staff’s comments, that the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 13E-3 Amendment No. 2 and the Schedule 14D-9 Amendment No. 2 (collectively, the “Filings”);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *

Questions or comments regarding any matters with respect to the Schedule 13E-3 Amendment No. 2 and Schedule 14D-9 Amendment No. 2 may be directed to the undersigned at (650) 233-4754. Comments can also be sent via facsimile at (650) 233-4545.

Very truly yours,
/s/ James J. Masetti
James J. Masetti

cc:	Ms. Akiko Mikumo Weil, Gotshal & Manges LLP

Mr. Peter C.M. Feist Weil, Gotshal & Manges LLP

Mr. John K. Knight Davis Polk & Wardwell

Ms. Maria Teresa D. Mercado-Ferrer Sycip Salazar Hernandez & Gatmaitan

Mr. Agustin R. Montilla, IV Romulo Mabanta Buenavaentura Sayoc & de los Angeles

Mr. John R. Harris Mr. J. Michael Dodson eTelecare Global Solutions, Inc.

Mr. Tedd Smith Morgan Stanley & Co. Incorporated

Mr. Jorge del Calvo Pillsbury Winthrop Shaw Pittman LLP